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                                                                  EXHIBIT 20.1

                                   PRESS RELEASE

TAVA TECHNOLOGIES, INC. ANNOUNCES RESULTS FOR THE QUARTER ENDING MARCH 31,1998

May 12, 1998/Englewood CO/ TAVA Technologies, Inc. (NASDAQ Small Cap: TAVA), a leading provider of automation and information technology solutions for industry, announced results for its third fiscal quarter ending March 31,1998.

Revenues for the quarter were $11,667,000 representing an increase of $484,000 or 4.3% compared to $11,183,000 recorded in the quarter ending March 31, 1997. Gross profit was $5,170,000 (44.3% of revenue), an increase of $1,036,000 or 25% compared to $4,134,000 (37.0% of revenue) recorded in the quarter ending March 31, 1997. The company recorded earnings before taxes, interest, depreciation and amortization of $931,000 and net income of $301,000 ($.02 per share, basic and $.01 per share diluted). The company noted that the March 1997 quarter was an unusually strong quarter with results heavily influenced by one contract for the IBM facility in Manassas Virginia.

For the nine months ending March 31, 1998, revenues were $33,470,000 representing an increase of $6,183,000 or 22.7% from the $27,287,000 recorded for the nine months ending March 31,1997. The Company recorded earnings before taxes, interest, depreciation and amortization of $968,000 and a net loss of $855,000 (a net loss of $915,000 applicable to common shareholders) for the nine months ending March 31, 1998 ( $.05 loss per share, basic).

John Jenkins, CEO, stated: "Though we recorded over $3,500,000 of Y2k related revenue in this quarter, most of our clients' roll-out of full Y2k programs did not occur as early in the quarter as we had expected. Specifically, our staff additions were heavily loaded in late February and March. Even so, total revenue was up sharply over the quarter ending
December 31, 1997.   Our top line showed an increase of almost $1,200,000 or
10%. Further, the material and subcontract resale content of our total revenue line decreased by more than $1,100,000 from the prior quarter. When combined, these two elements combined to put quarter to quarter growth in service and software revenue at more than $2,500,000 or 20%. We expect our service and software revenue to continue to grow as we face sharply accelerating demand."

Jenkins added, "Our improved gross margin was driven by increased Y2k service
and software content, and the lower material and subcontract content.   We
expect that gross margins will continue to increase as software sales grow in revenue contribution and our Y2k billing rates have greater effect on total mix."

Doug Kelsall, CFO, noted: "Sales, General and Administrative expenses (excluding amortization expenses) were $4,365,000 or 37.4% of revenue.
During the quarter, sales expense continued high as the company continued to make significant investment in marketing its Y2k One-TM- products and services. During the quarter, we also began to amortize development expenses associated with our Y2k One-TM- product suite. Total amortization expense was $383,000 in the quarter with $151,000 associated with the Y2k One-TM- product suite."

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Kelsall commented:  "Our balance sheet continued to improve during the quarter.
Our working capital was $15,767,000 at March 31, 1998, with over $6,131,000 in cash. We closed a $4,000,000 senior credit facility, which allowed us to repay short-term debt. In addition, we received $3,592,000 from the exercise of options and warrants, not including the full effect of the call of the outstanding public warrants which was completed subsequent to quarter end. Long-term debt now represents 15% of our total capitalization. Additionally, refinancing of multiple short-term debt facilities will allow us to accelerate our administrative organization, and consolidate financial and support functions of our subsidiary operations. Previously, our efforts in this area had been delayed, due to the requirements of our various credit facilities."

Doug Kelsall also announced that the company's Common Stock has been approved by NASDAQ for trading on the National Market System under the symbol TAVA, effective Thursday, May 14, 1998.

Jenkins provided the following update on the company's Y2k activity:

     General awareness of Y2k issues in process control and automation systems, while still lagging the traditional IT sector, is increasing rapidly. We have seen a sharp acceleration in program commitment and roll-out in even
     the past few weeks.   Most new clients are moving directly to adopting
     comprehensive programs and by-passing the pilot stage that had been a
     typical program element to date.   The costly "awareness building" element
     of our sales and marketing program will be significantly reduced in this and subsequent quarters with those resources re-directed to closing additional specific programs and growing core business relationships with our new clients.

     The Company's Y2k client list has grown to exceed 100 with several new additions expected in the next 30 days. These clients alone hold potential for application of TAVA tools and services at more than 2300 sites that vary greatly in size and scope of systems. While this is an indicator of the strength of our program and its broad acceptance, management cautions that all sites covered by these agreements cannot be projected to purchase full complements of tools and services from TAVA.

     The Company's TAVA/R.W. Beck joint venture, chartered to address the electrical utility industry Y2k compliance market, is in final stage negotiation on closure of several major contracts. The venture is also developing partners to increase international coverage. We expect contribution from TAVA/R.W. Beck in our first quarter of fiscal 1999.

     Other recent specific developments include:

     General Motors has expanded TAVA's role to include vendor management and component testing for GM's North American Operations. TAVA will augment GM's own efforts in this area.

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     The Company's engagement with Kraft has moved to the remediation phase at
     Kraft co-manufacturing sites. TAVA has also begun inventory and assessment activity at the Kraft distribution centers.

     To meet schedule demands on current engagements, forecast expansion of those engagements and expected new business, the company is continuing to recruit aggressively with plans to hire another 150 staff in the next ninety days. To date, we have had little trouble recruiting staff and have a good pipeline of applicants.

     In addition to direct staff, our operating model includes use of our Solution Provider Partners to provide TAVA trained staff in support of our own program execution, particularly in off-shore engagements. We have more than a dozen Solution Provider Partners signed on or in final stage. These range from Korea to Europe and Africa and provide TAVA with an additional resource pool of more than 1000 personnel.

     In addition to providing staff augmentation for TAVA programs, the Solution Provider Partners will market PlantY2k One tools and services in specific markets.

     Development of PlantY2k One Rev. 2.0 was completed in late April. With Rev. 2.0 complete, no further major development effort will be directed to anything other than continued expansion of the vendor management database. The Company's product development resources have been re-directed to programs put on hold during the Y2k ramp up and new programs that have grown out of the Y2k engagement experience.

     In conjunction with the release of PlantY2k One Rev 2.0, we are rolling out price increases of approximately 10% on service rates to new clients.

     As a result of the Y2K driven exposure at new clients, the company is being directed to new core business opportunities.

Jenkins added that more than 40 of the company senior management had just completed a five day meeting that concluded the Company's Fiscal 1999 planning process and developed the specific tactics required to support the Company's post year 2000 strategies.

As a major step in that direction the company announced that it has formed a Consulting Division to be led by Tom Bruhn. Bruhn has joined TAVA from Raytheon Automated Systems where he last served as Director of Business Development and was heavily involved in the senior management of Raytheon's Y2k activity.

This Consulting Division will work with clients at the executive level and provide the strategic manufacturing information technology plans required to integrate their ERP and supply chain management systems with process information systems.

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Kevin Fallon, TAVA Chief Operating Officer noted: "TAVA views true enterprise integration as the next wave in IT emphasis, and TAVA is uniquely positioned with skills and process knowledge to play a lead role in that transformation." He added: "The goal for our consulting practice is to be the acknowledged leader in developing client understanding of the performance improvement to be gained through full enterprise IT integration."

Statements made in this Press Release that are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of federal securities laws. Forward-looking statements represent management's best judgment as to what may occur in the future, but are subject to certain risks and uncertainties that could cause actual results and events to differ materially from those presently anticipated or projected. Such factors include adverse economic conditions, entry of new and stronger competitors, inadequate capital, unexpected costs, and failure to capitalize upon access to new clientele. Additional risks and uncertainties which may affect forward-looking statements about the Company's Y2K One business and prospects include the possibility that a competitor will develop a more comprehensive or less expensive Y2K solution, and delays in market awareness of TAVA and its product and service solutions. These factors and others are discussed in the "Management's Discussion and Analysis" section of the Company's most recent Annual Report and Quarterly Report filed with the Securities and Exchange Commission, to which reference should be made.

EARNINGS RECAP:
(in 000's, except for per share data)


                                    3 MONTHS ENDING              9 MONTHS ENDING
                                    ---------------              ---------------
                             Mar 31 1998     Mar 31 1997   Mar 31 1998     Mar 31 1997
                             -----------     ----------    -----------     ----------
 Revenue                     $    11,667     $   11,183    $    33,470     $   27,287
 Cost of Sales                     6,497          7,049         21,092         17,730
                             -----------     ----------    -----------     ----------
 Gross Margin                      5,170          4,134         12,378          9,557
 Gross Margin %                    44.3%          37.0%          37.0%          35.0%

 SG&A                              4,365          3,133         11,975          8,023
 Amortization of Goodwill
  & Capitalized Software             383            152            916            326
    --------------------     -----------     ----------    -----------     ----------
                                   4,748          3,285         12,891          8,349

 Other Income (Expenses)            (121)          (356)          (342)          (719)
                             -----------     ----------    -----------     ----------
 Net Income (Loss)                   301            493           (855)           489
 Net Loss - Common Shares            301            493           (915)           489
 Average shares outstanding   19,876,981      9,718,155     17,320,731      8,044,253
 Per share - basic                 $0.02          $0.05         ($0.05)         $0.06
 Per share - diluted               $0.01          $0.05         ($0.05)         $0.05


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Balance Sheet Info:
(in 000's except for per share data)


ASSETS                              LIABILITIES
------                              -----------
Cash                     $ 6,131    Total Current Liabilities    $ 9,624
Other Current Assets      19,260    Long Term Liabilities          5,948
Total Current Assets      25,391    Total Liabilities             15,572
Other Assets              14,382    Shareholders Equity           24,201
------------              ------    -------------------           ------
                                    Total Liabilities and
Total Assets             $39,773    Shareholders' Equity         $39,773
Working Capital          $15,767


                                        Contacts:
TAVA Technologies, Inc.                    Pacific Consulting Group, Inc.
John Jenkins                                Scott Liolios
(303) 771-9794                              (714) 574- 3860

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